Exhibit 99.2

October 2, 2013

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Changes in Holdings of Interested Parties, Officers, Directors

Regulation 33(a) of the Securities Regulations (Immediate and Periodic Reports), 1970

Name: Arie Mientkavich

ID Number: 000129320

Type of Holder: Deputy Chairman of the Board

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

1.	Security Identification Code of shares on the stock exchange held by the Holder: 1260579

Name and Type of Security: Unregistered Options

Type of Change: Allocation of Options

Date of Change: September 3, 2013

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 0

Holding Percentage of this type of Securities on the last report: 0.00%

Change in number of Securities: 143,678 Options

Current Balance: 143,678 Options

Current Holding Percentage of this type of Securities: 21.72%

Current Holding Percentage of Share Capital and Voting Rights: 0.03%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.20%

2.	Security Identification Code of shares on the stock exchange held by the Holder: 1260587

Name and Type of Security: RSU

Type of Change: Allocation of RSUs

Date of Change: September 3, 2013

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 0

Holding Percentage of this type of Securities on the last report: 0.00%

Change in number of Securities: 15,816 RSUs

Current Balance: 15,816 RSUs

Current Holding Percentage of this type of Securities: 14.38%

Current Holding Percentage of Share Capital and Voting Rights: 0.03%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.20%

3.	Security Identification Code of shares on the stock exchange held by the Holder: 1260595

Name and Type of Security: PSU

Type of Change: Allocation of PSUs

Date of Change: September 3, 2013

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 0

Holding Percentage of this type of Securities on the last report: 0.00%

Change in number of Securities: 35,786 PSUs

Current Balance: 35,786 PSUs

Current Holding Percentage of this type of Securities: 24.22%

Current Holding Percentage of Share Capital and Voting Rights: 0.03%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.20%

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.